UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one):

	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Regions Morgan Keegan Select Funds

3.	Securities and Exchange Commission File No.: 811-06511

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

50 North Front Street Memphis, TN 38103

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Alan C. Porter K&L Gates LLP 1601 K Street, NW Washington, DC 20006 202-778-9000

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Morgan Keegan & Company, Inc. 50 North Front Street Memphis, TN 38103 901-524-4100

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

	Morgan Asset Management, Inc. 1901 6th Avenue North, 4th Floor Birmingham, Alabama 35203 (Adviser)	Channing Capital Management, LLC 10 South LaSalle Street, Suite 2650 Chicago, IL 60603 (Sub-adviser to Regions Morgan Keegan Select Mid Cap Value Fund)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Morgan Keegan & Company, Inc. 50 North Front Street Memphis, Tennessee 38103 800-366-7426

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

		[ ] Yes	[ X ] No

If Yes, for each UIT state:
Name(s): File No.: Business Address

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ X ] Yes	[ ] No

If Yes, state the date on which the board vote took place: January 21, 2009

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ X ] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place: May 8, 2009

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		[ X ] Yes	[ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

May 15, 2009

	(b)	Were the distributions made on the basis of net assets?

		[ X ] Yes	[ ] No

	(c)	Were the distributions made pro rata based on share ownership?

		[ X ] Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

		[ ] Yes	[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

		[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

		[ X ] Yes	[ ] No

If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		[ ] Yes	[ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

		[ ] Yes	[ X ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[ X ] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal Expenses:	$1,487,186
(ii)	Accounting Expenses:	$0
(iii)	Other expenses (list and identify separately):
Proxy Expenses:	$206,637
Postage, printing and mailing:	$123,642
(iv)	Total expenses (sum of lines (i)-(iii) above):	$1,817,465

(b)	How were those expenses allocated? Expenses were not paid by the Funds.

(c)	Who paid those expenses? The expenses were paid by Pioneer Investment Management, Inc. and Morgan Asset Management, Inc.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

		[ ] Yes	[ X ] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	(a)	State the name of the fund surviving the Merger:

Acquired Fund	Surviving Fund
RMK Select Core Equity Fund	Pioneer Fund
RMK Select Growth Fund	Pioneer Growth Fund, a series of Pioneer Series Trust I
RMK Select Value Fund	Pioneer Cullen Value Fund, a series of Pioneer Series Trust III
RMK Select Mid Cap Value Fund	Pioneer Mid Cap Value Fund
RMK Select Balanced Fund	Pioneer Classic Balanced Fund, a series of Pioneer Series Trust IV
RMK Select Fixed Income Fund	Pioneer Bond Fund
RMK Select Limited Maturity Fixed Income Fund	Pioneer Short Term Income Fund
RMK Select Intermediate Tax Exempt Bond Fund	Pioneer Intermediate Tax Free Income Fund, a series of Pioneer Series Trust I
RMK Select Treasury Money Market Fund	Pioneer Treasury Reserves Fund, a series of Pioneer Series Trust IV
RMK Select Money Market Fund	Pioneer Cash Reserves Fund, a series of Pioneer Money Market Trust
RMK Select Mid Cap Growth Fund	Pioneer Select Mid Cap Growth Fund, a series of Pioneer Series Trust I

(b)     State the Investment Company Act file number of the fund surviving the Merger:

Surviving Fund	File Number
Pioneer Fund	811-01466
Pioneer Growth Fund, a series of Pioneer Series Trust I	811-21425
Pioneer Cullen Value Fund, a series of Pioneer Series Trust III	811-21664
Pioneer Mid Cap Value Fund	811-06106
Pioneer Classic Balanced Fund, a series of Pioneer Series Trust IV	811-21781
Pioneer Bond Fund	811-02864
Pioneer Short Term Income Fund	811-21558
Pioneer Intermediate Tax Free Income Fund, a series of Pioneer Series Trust I	811-21425
Pioneer Treasury Reserves Fund, a series of Pioneer Series Trust IV	811-21781
Pioneer Cash Reserves Fund, a series of Pioneer Money Market Trust	811-05099
Pioneer Select Mid Cap Growth Fund, a series of Pioneer Series Trust I	811-21425

(c)     If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Surviving Fund	File Number
Pioneer Fund	333-157321
Pioneer Growth Fund, a series of Pioneer Series Trust I	333-157353
Pioneer Cullen Value Fund, a series of Pioneer Series Trust III	333-157336
Pioneer Mid Cap Value Fund	333-157312
Pioneer Classic Balanced Fund, a series of Pioneer Series Trust IV	333-157350
Pioneer Bond Fund	333-157342
Pioneer Short Term Income Fund	333-157340
Pioneer Intermediate Tax Free Income Fund, a series of Pioneer Series Trust I	333-157353
Pioneer Treasury Reserves Fund, a series of Pioneer Series Trust IV	333-157350
Pioneer Cash Reserves Fund, a series of Pioneer Money Market Trust	333-157315
Pioneer Select Mid Cap Growth Fund, a series of Pioneer Series Trust I	333-157353

Form Type Used: N-14

Date reorganization agreement was filed: Definitive proxy statement/prospectus (which included the reorganization agreement as Appendix A) was filed in EDGAR Submission Type “497” on April 3, 2009.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Regions Morgan Keegan Select Funds, (ii) he or she is the principal executive officer of Regions Morgan Keegan Select Funds, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

REGIONS MORGAN KEEGAN SELECT FUNDS

/s/ _ J. Thompson Weller ______ Name: J. Thompson Weller Title: Treasurer

Dated: August 18, 2009